UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                    INTEGRA LIFESCIENCES HOLDINGS CORPORATION
                    -----------------------------------------
                    (F/K/A INTEGRA LIFESCIENCES CORPORATION)
                    ----------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    457985208
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2001
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 12 Pages

                                  SCHEDULE 13D
CUSIP No. 457985208                                           Page 2 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                [_]

6        Citizenship or Place of Organization

                  Cayman Islands

                            7             Sole Voting Power
                                               2,720,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                        0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     2,720,625
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,720,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  10.35%

14       Type of Reporting Person (See Instructions)

                  OO; IV

                                  SCHEDULE 13D
CUSIP No. 457985208                                           Page 3 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
                                               2,720,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     2,720,625
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,720,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  10.35%

14       Type of Reporting Person (See Instructions)

                  PN; IA

                                  SCHEDULE 13D
CUSIP No. 457985208                                           Page 4 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.       [_]
                                                     b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
                                               2,720,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                     0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                     2,720,625
    With
                            10            Shared Dispositive Power
                                               0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,720,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  10.35%

14       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13D
CUSIP No. 457985208                                           Page 5 of 12 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  Delaware

                            7             Sole Voting Power
                                                 2,720,625
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       2,720,625
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,720,625

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [X]

13       Percent of Class Represented By Amount in Row (11)

                  10.35%

14       Type of Reporting Person (See Instructions)

                  OO; IA

                                  SCHEDULE 13D
CUSIP No. 457985208                                           Page 6 of 12 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [_]

6        Citizenship or Place of Organization

                  United States

                            7             Sole Voting Power
                                                 3,445,300
Number of
  Shares
Beneficially                8             Shared Voting Power
  Owned By                                       0
    Each
Reporting                   9             Sole Dispositive Power
    Person                                       3,445,300
    With
                            10            Shared Dispositive Power
                                                 0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,445,300

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                  [_]

13       Percent of Class Represented By Amount in Row (11)

                  13.06%

14       Type of Reporting Person (See Instructions)

                  IA

                                                              Page 7 of 12 Pages

          This Amendment No. 4 to Schedule 13D relates to shares of Common Stock, $0.01 par value per share (the "Shares"), of Integra LifeSciences Holdings Corporation (the "Issuer") (f/k/a Integra LifeSciences Corporation). This Amendment No. 4 supplementally amends the initial statement on Schedule 13D, dated April 8, 1999 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 4 is being filed by the Reporting Persons to report that the number of Shares of which the Reporting Persons may be deemed to be the beneficial owners has decreased by more than one percent of the outstanding shares of the Issuer. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.   Identity and Background.


          This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):


     i)   Quantum Industrial Partners LDC ("QIP");

     ii)  QIH Management Investor, L.P. ("QIHMI");

     iii) QIH Management, Inc. ("QIH Management");

     iv)  Soros Fund Management LLC ("SFM LLC"); and

     v)   Mr. George Soros ("Mr. Soros").


          This Statement relates to the Shares held for the accounts of QIP and SFM Domestic Investments LLC ("SFM Domestic Investments").


          Set forth in Annex A hereto, and incorporated by reference, is updated information concerning the identity and background of the officers and directors of QIP and QIH Management.


Item 5.   Interest in Securities of the Issuer.

          (a) (i) Each of QIP, QIHMI, QIH Management and SFM LLC may be deemed the beneficial owner of 2,720,625 Shares (approximately 10.35% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the account of QIP). This number includes (A) 1,908,975 Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 Series C Preferred Shares held for the account of QIP; and
(C) 270,550 Shares issuable upon exercise of 270,550 warrants held for the account of QIP.

                                                              Page 8 of 12 Pages

               (ii) Mr. Soros may be deemed the beneficial owner of 3,445,300 Shares (approximately 13.06% of the total number of Shares which would be outstanding assuming the exercise and conversion of all of the securities held for the accounts of QIP and SFM Domestic Investments). This number includes (A) 1,908,975 Shares held for the account of QIP; (B) 541,100 Shares issuable upon conversion of 48,699 Series C Preferred Shares held for the account of QIP; (C) 270,550 Shares issuable upon exercise of 270,550 warrants held for the account of QIP; (D) 636,325 Shares held for the account of SFM Domestic Investments; (E) 58,900 Shares issuable upon conversion of 5,301 Series C Preferred Shares held for the account of SFM Domestic Investments; and (F) 29,450 Shares issuable upon exercise of 29,450 warrants held for the account of SFM Domestic Investments.

          (b) (i) Each of QIP, QIHMI, QIH Management and SFM LLC (by virtue of the QIP contract) and Mr. Soros (as a result of his position with SFM LLC) may be deemed to have the sole power to direct the voting and disposition of the 2,720,625 Shares held for the account of QIP (assuming the conversion of all Series C Preferred Shares and the exercise of all warrants held for the account of QIP).

               (ii) Mr. Soros in his capacity as a managing member of SFM Domestic Investments may be deemed to have the sole power to direct the voting and disposition of the 724,675 Shares held for the account of SFM Domestic Investments (assuming the conversion of all Series C Preferred Shares and the exercise of all warrants held for the account of SFM Domestic Investments).

          (c) Except for the transactions listed in Annex B hereto, there have been no transactions effected with respect to the Shares since July 5, 2001 (the date of the most recent filing on Schedule 13D) by any of the Reporting Persons.

          (d) (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of QIP in accordance with their ownership interests in QIP.


               (ii) Certain members of SFM Domestic Investments have the right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held for the account of SFM Domestic Investments.


          (e)  Not applicable.

                                                              Page 9 of 12 Pages

                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: August 14, 2001            QUANTUM INDUSTRIAL PARTNERS LDC


                                 By:      _________________________________
                                          Richard D. Holahan, Jr.
                                          Attorney-in-Fact


                                 QIH MANAGEMENT INVESTOR, L.P.

                                 By:      QIH Management, Inc.,
                                          its General Partner

                                 By: ______________________________________
                                     Richard D. Holahan, Jr.
                                     Vice President


                                 QIH MANAGEMENT, INC.


                                 By: ______________________________________
                                     Richard D. Holahan, Jr.
                                     Vice President


                                 SOROS FUND MANAGEMENT LLC


                                 By: ______________________________________
                                     Richard D. Holahan, Jr.
                                     Assistant General Counsel


                                 GEORGE SOROS


                                 By: __________________________________
                                     Richard D. Holahan, Jr.
                                     Attorney-in-Fact

                                                                                           Page 10 of 12 Pages

                                                    ANNEX A

                           Directors and Officers of Quantum Industrial Partners LDC

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Curacao Corporation                           Managing Director of                       Kaya Flamboyan 9
    Company N.V.                                  Netherlands Antilles                       Willemstad
      Managing Director                           corporations                               Curacao,
      (Netherlands Antilles)                                                                 Netherlands Antilles

    Inter Caribbean Services Limited              Administrative services                    Citco Building
      Secretary                                                                              Wickhams Cay
      (British Virgin Islands)                                                               Road Town
                                                                                             Tortola
                                                                                             British Virgin Islands

                                Directors and Officers of QIH Management, Inc.

Name/Title/Citizenship                            Principal Occupation                       Business Address
----------------------                            --------------------                       ----------------

    Frank V. Sica                                 Managing Partner of Soros Private Equity   888 Seventh Avenue
    Director and President                        Partners LLC                               28th Floor
    (United States)                                                                          New York, NY  10106

    Armando Belly                                 General Counsel of SFM LLC                 888 Seventh Avenue
    Director and Secretary                                                                   33rd Floor
    (United States)                                                                          New York, NY  10106

    Dan Eule                                      Tax Director of SFM LLC                    888 Seventh Avenue
    Director                                                                                 33rd Floor
    (United States)                                                                          New York, NY  10106

    Eve Mongiardo                                 Chief Financial Officer of                 888 Seventh Avenue
    Director and Treasurer                        Soros Private Funds Management LLC         28th Floor
    (United States)                                                                          New York, NY  10106

    Richard D. Holahan, Jr.                       Assistant General Counsel of               888 Seventh Avenue
    Vice President                                SFM LLC                                    33rd Floor
    (United States)                                                                          New York, NY  10106

                                                             Page 11 of 12 Pages

          To the best of the Reporting Persons' knowledge:

               (a) None of the above persons hold any Shares.

               (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                                                           Page 12 of 12 Pages

                                                    ANNEX B

                                   RECENT TRANSACTIONS IN THE SECURITIES OF
                                   INTEGRA LIFESCIENCES HOLDINGS CORPORATION

                               Date of                Nature of         Number of
For the Account of           Transaction             Transaction       Securities                Price
------------------           -----------             -----------       ----------                -----

QIP                          8/8/01                  Sale              234,375                   $25.50 per Share

SFM Domestic Investments     8/8/01                  Sale              78,125                    $25.50 per Share
